UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of May 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

The shareholder resolutions set forth in the Invitation to the Company's ordinary Shareholders' Meeting on May 28, 2002 were adopted by vote of the shareholders of Deutsche Telekom AG on Tuesday, May 28, 2002. The Invitation to the Company's ordinary Shareholders' Meeting on May 28, 2002 was included as part of Deutsche Telekom AG's Report on Form 6-K of May 28, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: May 30, 2002

By:
Name: Rolf Ewenz-Sandten
Title: Vice President